[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Ola Bosterud                                                   November 15, 2005
Phone: +47 67 52 64 00
Celluar:  +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Celluar: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548



                      Petroleum Geo-Services ASA Clarifies
                     Tender Offer Purchase Price Fixing Date

     November 15, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS") announced today that in conjunction with its cash tender offer and consent solicitation for any and all of its outstanding $745.9 million aggregate principal amount of 10% Senior Notes due 2010 (the "Notes") it is correcting an inconsistency in the description of the timing of the fixing of the purchase price provided in the press release earlier today.

     The earlier press release correctly stated that the purchase price for each $1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the tender offer will be determined at 2 p.m. New York City time on November 29, 2005, unless extended, in the manner described in the Offer to Purchase.

     Consequently, the purchase price will be determined by taking a fixed spread of 50 basis points over the bid side yield to maturity of the 3.00% U.S. Treasury Note due November 15, 2007 as quoted on Bloomberg Reference Page PX4 at 2 p.m. ET, on November 29, 2005, and not on November 15, 2005 as incorrectly stated in the earlier press release.

     The Tender Offer and Solicitation of Consents are made solely on the terms and conditions set forth in the Offer to Purchase, dated November 15, 2005. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the company. It also is not a solicitation of consents to the proposed amendments to the indenture. No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.


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     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a


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Petroleum Geo-Services Inc     Phone:  +1 281-509-8000
15150 Memorial Drive           Fax:    +1 281-509-8500
Houston, TX 77079, USA

Petroleum Geo-Services ASA     Phone:  +47 6752 6400
Strandveien 4                  Fax:    +47 6752 6464
P.O.Box 89
N-1325 Lysaker, Norway
worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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